UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 23, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com Toll Free: 1-800-661-8851

For immediate release

METHANEX CONTINUES TO DELIVER STRONG FINANCIAL RESULTS AND CASH GENERATION

April 21, 2003

Methanex Corporation recorded net income of US$75.5 million (US$0.60 per share) and generated EBITDA of US$125.1 million for the first quarter ended March 31, 2003. The first quarter 2003 results compare to a net loss of US$30.4 million (US$0.24 per share) and EBITDA of US$99.0 million for the fourth quarter 2002, and to a net loss of US$17.4 million (US$0.13 per share) and EBITDA of US$10.6 million for the same period in 2002. Results for the fourth quarter 2002 included a US$113.5 million non-cash after-tax asset restructuring charge related to the write-off of the Fortier, Louisiana methanol facility that was partially offset by a US$27 million reduction in the site restoration accrual for our New Zealand facilities. Income before unusual items (after-tax) for the fourth quarter of 2002 was US$55.3 million (US$0.44 per share).

Pierre Choquette, President and CEO of Methanex commented, “Methanol industry supply/demand fundamentals continue to create a very favorable pricing environment for us and we are pleased with our first quarter results. Reduced production from our New Zealand facilities, as a result of the recent Maui natural gas contract re-determination, put further upward pressure on prices and allowed us to minimize the effect of this lost production on our cash generation capability. Our average realized price for the first quarter 2003 was US$223 per tonne compared with US$188 per tonne for the previous quarter and US$111 per tonne for the first quarter 2002. Looking ahead, pricing strength appears to be continuing. In the United States, the Methanex non-discounted reference price for April 2003 is US$273 per tonne (US$0.82 per gallon), an increase of US$44 per tonne (US$0.13 per gallon) from January 2003. In Europe, the second quarter contract transaction price was settled at EURO 260, before discounts, or approximately US$272 per tonne (US$0.83 per gallon). This represents an increase of EURO 32 per tonne from the previous quarter.”

Mr. Choquette continued, “Our excellent financial strength and flexibility is highlighted by US$465 million of cash on hand at the end of the first quarter 2003 and our undrawn US$291 million credit facility. This financial strength provided us with an excellent opportunity to reward shareholders with a special dividend of US$0.25 per share during the quarter. In addition, we also distributed US$0.05 per share as our regular quarterly dividend. We have the financial capacity to complete our capital maintenance spending program, fund the remaining equity contribution for Atlas, complete the construction of Chile IV and pursue new opportunities to enhance our strategic position in methanol. In addition, we are committed to returning excess cash to shareholders.”

Mr. Choquette concluded, “The current tight methanol market needs additional supply. As new low cost capacity comes on stream, which could be partially offset by further shut downs of higher-cost production, we are optimistic that we can continue to generate significant cash during what could be an extended period of well-balanced market conditions.”

A conference call is scheduled for Tuesday, April 22 at 11:00 am EDT (8:00 am PDT) to review these first quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 167820. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

- end -

For further information, contact: Chris Cook Director, Investor Relations	Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol and carrying out major capital expenditure projects. Please also refer to page 40 of our 2002 Annual Report for more information on forward-looking statements

At March 31, 2003, the number of commons shares outstanding was 126,495,364. Contact Information Methanex Investor Relations 1800 – 200 Burrard Street Vancouver, BC Canada V6C 3M1	Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto exchange under the symbol MX and on The Nasdaq Stock Market under the symbol MEOH.

Transfer Agents & Registrars
CIBC Mellon Trust Company
393 University Avenue, 5th Floor
Toronto, Ontario, Canada M5G 2M7
Toll free in North America
1-800-387-0825	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com E-mail: invest@methanex.com Methanex Toll-Free: 1-800-661-8851

Management’s Discussion and Analysis

Except where otherwise noted, all currency amounts are stated in United States dollars.

This first quarter 2003 Management’s Discussion and Analysis should be read in conjunction with the annual consolidated financial statements and the Management’s Discussion and Analysis included in the 2002 Annual Report.

		2002
	2003
	Three months	Three months	Three months
	ended	ended	ended
($ millions, except where noted)	March 31	December 31	March 31

Sales volumes (thousands of tonnes)
Company produced	1,194	1,347	1,431
Purchased and commission	510	475	352

	1,704	1,822	1,783

Average realized methanol price ($ per tonne)	$223	$188	$111
Net income (loss)	$75.5	$(30.4)	$(17.4)
Income (loss) before unusual items (after-tax)[1]	$75.5	$55.3	$(17.4)
Operating income (loss)	$102.3	$72.9	$(17.5)
EBITDA[2]	$125.1	$99.0	$10.6
Cash flows from operating activities[3]	$111.5	$91.7	$10.0
Basic net income (loss) per share	$0.60	$(0.24)	$(0.13)
Basic income (loss) per share before unusual items (after-tax)[1]	$0.60	$0.44	$(0.13)
Weighted average number of common shares outstanding (millions of shares)	125.9	125.2	129.6

1	Unusual items for the three months ended December 31, 2002 included an asset restructuring charge related to the write-off of the Fortier, Louisiana methanol facility and a reduction to the accrual for site restoration in New Zealand. For a reconciliation of net income (loss) to income (loss) before unusual items (after-tax) and the basis for the calculation of basic income (loss) per share before unusual items (after-tax), refer to “Supplemental Earnings Measures” at the end of this Interim Report.

2	EBITDA represents net income (loss) before income taxes, interest expense, interest and other income, depreciation and amortization, asset restructuring charges and the adjustment to site restoration. For a reconciliation of net income (loss) to EBITDA, refer to “Supplemental Earnings Measures” at the end of this Interim Report.

3	Before changes in non-cash working capital and the utilization of prepaid natural gas.

Strong Financial Results

For the first quarter ended March 31, 2003, we recorded net income of $75.5 million ($0.60 per share) and EBITDA of $125.1 million. This compares to a net loss of $30.4 million ($0.24 per share) and EBITDA of $99.0 million for the fourth quarter ended December 31, 2002 and a net loss of $17.4 million ($0.13 per share) and EBITDA of $10.6 million for the first quarter ended March 31, 2002. Our results for the fourth quarter of 2002 included a $113.5 million non-cash after-tax asset restructuring charge related to the write-off of the Fortier, Louisiana methanol facility that was partially offset by a $27 million reduction in the site restoration accrual for our New Zealand facilities. Income before unusual items (after-tax) for the fourth quarter of 2002 was $55.3 million ($0.44 per share).

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 1

EBITDA

The change in EBITDA resulted from:

	Q1-2003	Q1-2003
	compared with	compared with
($ millions)	Q4-2002	Q1-2002

Higher realized price of produced methanol	42	137
Higher cash cost	(4)	(13)
Lower sales volume of produced methanol	(14)	(5)
Higher (lower) margin on the sale of purchased methanol	2	(5)
Other, net	—	1

Increase in EBITDA	26	115

Higher realized price of produced methanol – Methanol prices are characterized by volatility and are affected by the methanol supply/demand balance, which is influenced by global industry capacity, industry operating rates and the strength of demand.

Supply disruptions during 2002 resulted in extremely tight market conditions and increased prices leading into 2003. The loss of a significant portion of our production capacity in New Zealand is also having an impact on the methanol market. Our average realized price for the first quarter of 2003 was $223 per tonne compared with $188 per tonne for the fourth quarter of 2002 and $111 per tonne for the first quarter of 2002. The higher average realized price for produced methanol increased EBITDA by $42 million in comparison with the fourth quarter of 2002 and increased EBITDA by $137 million in comparison with the first quarter of 2002.

Higher cash cost – The most significant components of our cash costs are natural gas and distribution costs associated with delivering methanol to customers from our production facilities. We purchase natural gas for our Kitimat facility on a short-term basis and the purchase price is set in a competitive market that can fluctuate widely. Natural gas costs for our Chilean facility are adjusted by a formula related to methanol prices on a twelve-month trailing average basis.

Our cash costs for the first quarter of 2003 increased by $4 million compared with the fourth quarter of 2002. This increase is primarily due to higher natural gas costs in Chile and North America. The increase in natural gas costs was partially offset by lower average costs during the first quarter of 2003 due to a higher proportion of sales volume from our low cost Chilean facility.

Our cash costs for the first quarter of 2003 increased by $13 million compared with the first quarter of 2002 due primarily to higher natural gas costs in North America and other costs impacted by higher methanol prices.

Lower sales volume of produced methanol – Lower sales volume of produced methanol decreased EBITDA for the first quarter of 2003 by $14 million compared with the fourth quarter of 2002 and decreased EBITDA by $5 million compared with the first quarter of 2002. The decrease in sales volume of produced methanol is primarily the result of lower production from our facilities in New Zealand during 2003.

Higher (lower) margin on the sale of purchased methanol – We incurred a loss of $4 million on the sale of 311,000 tonnes of purchased methanol in the first quarter of 2003 compared with a loss of $6 million in the fourth quarter of 2002 and income of $1 million in the first quarter of 2002.

Depreciation and Amortization

Depreciation and amortization expense for the first quarter of 2003 was $23 million compared with $28 million for the same period in 2002. Depreciation expense was lower during the first quarter of 2003 due primarily to reduced sales volume of produced product. In addition, we wrote-off our Fortier facility during the fourth quarter of 2002 and this has resulted in lower depreciation expense for 2003.

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 2

Interest Expense and Interest and Other Income

Interest expense – Interest expense for the first quarter of 2003 was $8 million compared with $7 million for the first quarter of 2002. The increase relates primarily to a higher level of long-term debt in 2003 compared with 2002.

Interest and other income – Interest and other income for the first quarter of 2003 was $4 million compared with $2 million for the same period in 2002. The increase in interest and other income relates primarily to foreign exchange gains due to a weaker United States dollar.

Income Taxes

The effective income tax rate for the first quarter ended March 31, 2003 was 23% compared with 20% for the same period in 2002. The proportion of income earned in regions where we record accounting income taxes impacts our effective income tax rate. During the first quarter of 2003 we earned a higher proportion of our earnings from product produced in Chile, where we record accounting income taxes, and this resulted in a higher effective tax rate compared with the first quarter of 2002.

Operating Performance

	Quarterly
	Operating	Q1-2003	% of	Q4-2002	% of
(thousands of tonnes, except percentages)	Capacity	Production	Capacity	Production	Capacity

Chile	750	708	94%	735	98%
New Zealand	608	356	59%	552	91%
Kitimat	125	127	102%	126	101%

	1,483	1,191	80%	1,413	95%

We continue to achieve excellent operating performance at our facilities. For the first quarter of 2003 we operated our Kitimat facility and our Chilean facilities at 95% of capacity (on a combined basis) compared with 98% during the fourth quarter of 2002. Production from our New Zealand facilities was reduced to 59% of capacity for the first quarter due to gas supply constraints.

The Maui natural gas field has been the primary source of natural gas for our New Zealand facilities. A contractual process was initiated in December 2001 to re-determine the economically recoverable reserves in the Maui field. On February 6, 2003, a final determination report of the economically recoverable reserves in the Maui field was released and based on this report we have lost substantially all of our remaining contractual entitlements from this field. Natural gas exploration in New Zealand is ongoing and we are continuing to pursue acquisitions of additional gas to supplement contracted gas. However, there can be no certainty that we will be able to secure additional gas on commercially acceptable terms. Based on currently contracted gas, we estimate that the New Zealand facilities will produce approximately 0.6 million tonnes during the remainder of 2003.

Supply/Demand Fundamentals

Supply disruptions during 2002 resulted in extremely tight market conditions and increased prices leading into 2003. Two Venezuelan methanol plants, representing approximately 1.5 million tonnes, or five percent, of annual global demand temporarily shut down in mid-December 2002 and re-commenced production in March. With no new supply expected to impact the market in 2003 and reduced production from our New Zealand facilities, we believe that favourable market conditions and strong pricing should continue throughout the year. These tight market conditions are also minimizing the impact of the phase-out of MTBE by California gasoline producers.

As a result of tight industry supply/demand fundamentals, methanol prices continued to strengthen in the first quarter of 2003 and into the second quarter. The Methanex non-discounted U.S. reference price for April 2003 is $273 per tonne ($0.82 per gallon) an increase of $44 per tonne ($0.13 per gallon) over January 2003. In Europe, the second quarter contract transaction price was settled at EURO 260 before discounts (US$272 per tonne at the time of settlement), an increase of EURO 32 per tonne compared with first quarter. Currently, spot prices in the United States are approximately $265 per tonne ($0.80 per gallon). Prices in Asia are currently between $290 and $325 per tonne.

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 3

We expect that the 1.7 million tonne Atlas methanol facility, a joint venture with BP in which we have a 63.1% interest, will be the first increment of new capacity in early 2004. Atlas will provide us with production capacity to replace lost production from our New Zealand facilities. We also continue to expect higher-cost North American capacity to shut down. During 2004, we will have certain production rights to Lyondell’s 750,000 tonne per year methanol facility in Texas. NPC in Iran is also planning for new capacity in 2004.

Strategic Initiatives

Low-cost methanol production capacity – Construction of Atlas is continuing and we expect this facility to start production in early 2004. Chile IV, an 840,000 tonne per year expansion to our low-cost Chilean methanol production facility, is progressing and we expect to complete construction in early 2005.

During the first quarter of 2003 we announced that we were re-examining our proposed 2.0 million tonne per year methanol project in Northwest Australia. Northwest Australia remains an attractive location to build a methanol plant and we are evaluating several alternatives including installing capacity in smaller more manageable increments.

Liquidity and Capital Projects

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the first quarter of 2003 were $111 million compared with $10 million for the same period in 2002.

Our proportionate share of capital expenditures during the first quarter of 2003 for the Atlas methanol project, was $22 million. Our share of the amount drawn on the Atlas joint venture debt facilities during the first quarter was $12 million and our estimated remaining equity contribution to complete the construction of Atlas and fund other related commitments is approximately $43 million.

Capital expenditures for Chile IV during the first quarter of 2003 were $13 million. The total project is estimated to cost $275 million, including $25 million of capitalized interest, and total capital expenditures to March 31, 2003 were $39 million.

During the first quarter of 2003 we paid a quarterly dividend of $0.05 per share, or approximately $6 million.

We have excellent financial capacity and flexibility. Our cash balance at March 31, 2003 was $465 million and we have an undrawn $291 million credit facility. Based on this financial strength, we paid a special dividend of $0.25 per share, or approximately $31 million in February 2003. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total approximately $75 million for the period to the end of 2005. We have the financial capacity to complete the capital maintenance spending program, fund the remaining equity contribution for Atlas, complete the construction of Chile IV and pursue new opportunities to enhance our strategic position in methanol.

Short-term Outlook

Methanol market conditions are currently very favourable and supply limitations have lead to a strong pricing environment. The loss of a significant portion of our production capacity in New Zealand is having an impact on the methanol market and we expect these tight conditions to continue throughout the year. We are continuing our focus on maximizing the value generated from our low cost facilities and maintaining our global market position. The methanol price will ultimately depend on industry operating rates and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will ensure that Methanex continues to be the leader in the methanol industry.

April 21, 2003

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 4

Supplemental Earnings Measures

In addition to providing measures in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents certain supplemental earnings measures. These are EBITDA, Income (loss) before unusual items (after-tax) and Basic income (loss) before unusual items (after-tax) per share. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The supplemental earnings measures are provided to assist readers in evaluating the operating performance of the Company’s ongoing business. The supplemental earnings measures should be considered in addition to, and not as a substitute for, operating income (loss), net income (loss), cash flows and other measures of financial performance reported in accordance with GAAP.

Income (loss) before Unusual Items (after-tax) and Basic Income (loss) before Unusual Items (after-tax) Per Share

These supplemental earnings measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that are considered to be non-operational and/or non-recurring. Income (loss) before unusual items (after-tax) differs from net income because it does not include the after-tax impact of asset restructuring charges and other unusual items. Basic income (loss) before unusual items (after-tax) per share has been calculated by dividing income (loss) before unusual items (after-tax) by the weighted average number of common shares outstanding.

EBITDA

This supplemental earnings measure is provided to assist readers in determining the ability of Methanex to generate cash from operations. EBITDA differs from cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas primarily because it does not include cash flows from interest, income taxes, asset restructuring charges and other unusual items.

Reconciliation

The following table shows a reconciliation of net income (loss) to income (loss) before unusual items (after-tax) and to EBITDA:

		2002
	2003
	Three months	Three months	Three months
	ended	ended	ended
($ thousands)	March 31	December 31	March 31

Net income (loss)	$75,536	$(30,382)	$(17,377)
Add (deduct) unusual items:
Asset restructuring charge	—	115,387	—
Site restoration adjustment	—	(26,972)	—
Income tax recovery related to the unusual items	—	(2,700)	—

Income (loss) before unusual items (after-tax)	$75,536	$55,333	$(17,377)
Add (deduct):
Income tax expense (recovery) excluding the amounts related to unusual items	22,919	13,325	(4,390)
Interest expense	7,722	5,945	6,651
Interest and other income	(3,892)	(1,665)	(2,365)
Depreciation and amortization	22,831	26,084	28,053

EBITDA	$125,116	$99,022	$10,572

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 5

Methanex Corporation
Consolidated Statements of Income and Retained Earnings
(unaudited)

	3 months ended	3 months ended
	March 31	March 31
(thousands of U.S. dollars, except number of shares and per share amounts)	2003	2002

Revenue	$336,657	$181,727
Cost of sales and operating expenses	211,541	171,155
Depreciation and amortization	22,831	28,053

Operating income (loss) before undernoted items	102,285	(17,481)
Interest expense (note 7)	(7,722)	(6,651)
Interest and other income	3,892	2,365

Income (loss) before income taxes	98,455	(21,767)
Income tax recovery (expense)	(22,919)	4,390

Net income (loss)	$75,536	$(17,377)
Retained earnings, beginning of period	386,868	397,310
Excess of repurchase price over assigned value of common shares	—	(6,563)
Dividend payments	(37,774)	—

Retained earnings, end of period	$424,630	$373,370

Weighted average number of common shares outstanding*	125,941,204	129,633,320
Diluted weighted average number of common shares outstanding*	129,867,049	129,633,320

Basic net income (loss) per common share	$0.60	$(0.13)
Diluted net income (loss) per common share	$0.58	$(0.13)

*	number of common shares outstanding at March 31, 2003: 126,495,364 (March 31, 2002: 128,329,942)

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 6

Methanex Corporation
Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(thousands of U.S. dollars)	2003	2002

Assets
Current assets:
Cash and cash equivalents	$464,910	$421,387
Receivables	202,823	201,037
Inventories	136,049	119,125
Prepaid expenses	7,035	12,079

	810,817	753,628
Property, plant and equipment (note 1)	1,004,397	979,935
Other assets	83,412	85,748

	$1,898,626	$1,819,311

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$149,961	$136,035
Current maturities on other long-term liabilities	8,231	6,079

	158,192	142,114
Limited recourse long-term debt (note 3)	109,546	97,578
Long-term debt	449,680	449,646
Other long-term liabilities	51,282	52,980
Future income taxes	184,328	172,915
Shareholders’ equity:
Capital stock (note 4)	520,968	517,210
Retained earnings	424,630	386,868

	945,598	904,078

	$1,898,626	$1,819,311

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 7

Methanex Corporation
Consolidated Statements of Cash Flows
(unaudited)

(thousands of U.S. dollars)	3 months ended March 31 2003	3 months ended March 31 2002

Cash flows from operating activities:
Net income (loss)	$75,536	$(17,377)
Add (deduct):
Depreciation and amortization	22,831	28,053
Future income taxes	11,413	(2,702)
Other	1,711	2,071

Cash flows from operating activities before undernoted changes	111,491	10,045
Receivables and accounts payable and accrued liabilities	4,849	(8,796)
Inventories and prepaid expenses	(11,771)	9,079
Utilization of prepaid natural gas	230	(210)

	104,799	10,118

Cash flows from financing activities:
Proceeds on issue of limited recourse long-term debt	11,968	—
Issue of shares on exercise of stock options	3,758	1,145
Dividend payments	(37,774)	—
Payment for shares repurchased	—	(19,304)
Repayment of other long-term liabilities	(860)	(524)

	(22,908)	(18,683)

Cash flows from investing activities:
Plant and equipment under construction or development	(40,311)	(30,855)
Property, plant and equipment	(5,229)	(1,396)
Accounts payable and accrued liabilities related to capital expenditures	7,292	(4,674)
Other assets	(120)	(23)

	(38,368)	(36,948)

Increase (decrease) in cash and cash equivalents	43,523	(45,513)
Cash and cash equivalents, beginning of period	421,387	332,129

Cash and cash equivalents, end of period	$464,910	$286,616

Supplementary cash flow information:
Interest paid, net of capitalized interest	$18,319	$13,846
Income taxes paid, net of amounts received	$1,192	$377

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 8

Methanex Corporation
Notes to Consolidated Financial Statements
(unaudited)

Three months ended March 31, 2003

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements have been prepared from the books and records without audit, however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

These consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Methanex 2002 Annual Report.

1.	Property, plant and equipment

		Accumulated
($ thousands)	Cost	Depreciation	Net Book Value

March 31, 2003
Plant and equipment	$2,113,725	$1,383,508	$730,217
Plant and equipment under construction or development	251,016	—	251,016
Other	44,479	21,315	23,164

	$2,409,220	$1,404,823	$1,004,397

December 31, 2002
Plant and equipment	$2,111,575	$1,363,277	$748,298
Plant and equipment under construction or development	210,705	—	210,705
Other	41,548	20,616	20,932

	$2,363,828	$1,383,893	$979,935

Included in property, plant and equipment is the idled Medicine Hat Plant 3 which is being maintained in a position to restart if conditions warrant. At March 31, 2003 this facility had a net book value of $62 million (December 31, 2002 — $65 million).

2.	Interest in Atlas joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed in early 2004.

The consolidated financial statements include the following amounts representing the Company’s interest in the Atlas joint venture:

	March 31,	December 31,
($ thousands)	2003	2002

Consolidated Balance Sheets
Cash and cash equivalents	$5,081	$7,168
Other current assets	1,803	1,349
Property, plant and equipment	183,839	161,808
Other assets	5,996	5,996
Current liabilities	4,340	3,847
Limited recourse long-term debt (note 3)	109,546	97,578

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 9

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Three months ended March 31, 2003

2.	Interest in Atlas joint venture (continued)

	Three months ended	Three months ended
($ thousands)	March 31, 2003	March 31, 2002

Consolidated Statements of Cash Flows
Cash inflows from financing activities	$11,968	$—
Cash outflows from investing activities	(21,992)	(29,065)

To March 31, 2003, the joint venture had no revenue and all expenditures were capitalized.

The Company estimates that its remaining share of capital expenditures, including capitalized interest, to complete the construction of Atlas and other commitments will be approximately $95 million. The Company expects that these expenditures will be funded from cash generated from operations, cash and cash equivalents and the proceeds from the limited recourse debt facilities. The Company estimates its future cash equity contribution to complete the project will be approximately $43 million.

3.	Limited recourse long-term debt

The consolidated financial statements include the Company’s proportionate share of limited recourse long-term debt of the Atlas joint venture. These loans are described as limited recourse as they are secured only by the assets of the Atlas joint venture. The Company’s proportionate share of the total limited recourse facility is $159 million and the facility will be utilized to fund the construction of Atlas pro rata with equity contributions.

The terms of the limited recourse long-term debt facilities and the Company’s proportionate share of the limited recourse long-term debt issued as at March 31, 2003 and December 31, 2002 are as follows:

			March 31,	December 31,
($ thousands)			2003	2002

a	)	Senior commercial bank loan facility to a maximum amount of $72 million with interest rates based on LIBOR plus a spread ranging from 2.25% to 2.75% Principal will be paid in twelve semi-annual payments commencing six months after the earlier of completion of construction and December 31, 2004.	$48,497	$43,513
b	)	Senior secured notes to a maximum amount of $63 million bearing an interest rate based on the yield to maturity on a ten-year U.S. treasury security plus 3.85% with semi-annual interest payments. Principal will be paid in nine semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004.	42,829	38,432
c	)	Senior fixed rate bonds to a maximum amount of $15 million bearing an interest rate of 8.25% with semi-annual interest payments. Principal will be paid in four semi-annual payments commencing eleven years after the earlier of completion of construction and December 31, 2004.	11,735	9,825
d	)	Subordinated loans to a maximum amount of $9 million with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twenty semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004.	6,485	5,808

			$109,546	$97,578

Interest costs incurred during construction are capitalized to property, plant and equipment.

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 10

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Three months ended March 31, 2003

4.	Capital stock

a)	Changes in the capital stock of the Company during the period January 1, 2003 to March 31, 2003 were as follows:

	Number of	Consideration
	Common Shares	($ thousands)

Balance, December 31, 2002	125,651,639	$517,210
Issued on exercise of stock options	843,725	3,758

Balance, March 31, 2003	126,495,364	$520,968

5.	Net income per share

A reconciliation of the weighted average number of common shares is as follows:

	Three months ended	Three months ended
	March 31, 2003	March 31, 2002

Denominator for basic net income per share	125,941,204	129,633,320
Effect of dilutive stock options	3,925,845	—

Denominator for diluted net income per share	129,867,049	129,633,320

6.	Stock-based compensation

(a)	Stock options:

(i)	Incentive stock options:

Common shares reserved for incentive stock options at March 31, 2003 were as follows:

	Options denominated in CAD$		Options denominated in US$

	Number of	Weighted	Number of	Weighted
	Stock	Average	Stock	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2002	6,848,328	$10.53	2,432,000	$6.47
Granted	—	—	1,194,000	9.23
Exercised	(650,725)	6.96	(61,000)	6.45
Cancelled	(14,000)	8.89	(10,000)	6.45

Outstanding at March 31, 2003	6,183,603	$10.91	3,555,000	$7.40

As at March 31, 2003, 5,467,753 incentive stock options denominated in CAD$ and 1,137,500 incentive stock options denominated in US$ had vested and were exercisable at an average price of CAD$11.08 and US$6.45, respectively.

(ii)	Performance stock options:

Common shares reserved for performance stock options at March 31, 2003 were as follows:

	Number of Stock Options	Average Exercise Price (CAD$)

Outstanding at December 31, 2002	1,662,200	$4.47
Exercised	(132,000)	4.47

Outstanding at March 31, 2003	1,530,200	$4.47

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 11

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Three months ended March 31, 2003

6.	Stock-based compensation (continued)

(ii)	Performance stock options (continued):

The vesting of the performance stock options is tied to the market value of the Company’s common shares subsequent to the date of grant. Pursuant to the terms of the option agreements, on October 1, 2002, 699,000 options vested and became exercisable as the Company’s shares had traded above CAD $10 per share. A total of 594,800 performance stock options have been exercised to March 31, 2003. Approximately 713,000 options will vest if the Company’s shares trade at or above CAD $15 per share and the remaining options will fully vest if the Company’s shares trade at or above CAD $20 per share.

(iii)	Fair value method disclosure:

The Company does not recognize compensation expense when stock options are granted and instead provides pro forma disclosure as if a fair value based method had been used. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.

If the fair value based method had been used to measure and recognize stock-based compensation, the Company’s net income and net income per share for the three-month period ended March 31, 2003 and the three-month period ended March 31, 2002 would have been as follows:

	Three months		Three months
	ended March 31, 2003		ended March 31, 2002

($ thousands, except per share amounts)	As Reported	Pro Forma	As Reported	Pro Forma

Net income (loss)	$75,536	$74,526	$(17,377)	$(17,718)
Basic net income (loss) per share	$0.60	$0.59	$(0.13)	$(0.14)
Fully diluted net income (loss) per share	$0.58	$0.57	$(0.13)	$(0.14)

The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002

Risk-free interest rate	5%	5%
Expected dividend yield	2%	—
Expected life	5 years	5 years
Expected volatility	35%	35%
Weighted average fair value of options granted ($US/share)	$2.85	$2.46

(b)	Restricted share units:

Commencing in 2003, executive officers may elect to receive 50% or 100% of the value of their annual long-term incentive award in the form of restricted share units (RSU’s) and non-executive directors are granted RSU’s as part of their compensation. RSU’s are grants of notional shares that are non-dilutive to shareholders. Holders of RSU’s are entitled to dividend-equivalents in the form of additional RSU’s. Upon vesting, RSU’s are redeemed at a value based on the trading price of the Company’s shares. Compensation expense for RSU’s is measured at fair value based on the market value of the Company’s shares at the date of grant and is recognized, together with changes in fair value, over the period from the date of grant to the date of vesting. The Company granted 534,000 RSU’s during the three-month period ended March 31, 2003. The RSU’s vest on December 1, 2005.

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 12

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Three months ended March 31, 2003

7.	Interest expense

	Three months ended	Three months ended
($ thousands)	March 31, 2003	March 31, 2002

Interest expense before capitalized interest	$11,164	$8,151
Less: capitalized interest	(3,442)	(1,500)

Interest expense	$7,722	$6,651

Interest expense before capitalized interest includes the Company’s proportionate share of interest expense related to the limited recourse long-term debt facilities of Atlas.

8.	New Zealand natural gas

The Maui natural gas field has been the primary gas supply source for the Company’s New Zealand plants. A contractual process was initiated in December 2001 to re-determine the economically recoverable reserves in the Maui field. On February 6, 2003, the independent expert, who was appointed by the parties to the Maui gas contract, released a final determination report of economically recoverable reserves and based on this report, the Company has lost substantially all of its remaining contractual entitlements from the Maui field. Natural gas exploration in New Zealand is ongoing and the Company is continuing to pursue acquisitions of additional gas to supplement contracted gas. However, there can be no certainty that we will be able to secure additional gas on commercially acceptable terms and that the New Zealand operations will generate sufficient cash to recover their carrying value.

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 13

Quarterly History
(unaudited)	2003 Q1	2002	Q4	Q3	Q2	Q1	2001	Q4	Q3	Q2	Q1	2000	Q4	Q3	Q2	Q1

Methanol sales volume (thousands of tonnes)
Company produced product	1,194	5,686	1,347	1,419	1,489	1,431	5,390	1,522	1,327	1,296	1,245	5,815	1,324	1,398	1,548	1,545
Purchased product	311	809	278	207	129	195	1,280	170	301	404	405	814	305	245	133	131
Commission sales [1]	199	725	197	188	183	157	720	169	184	146	221	142	142	—	—	—

	1,704	7,220	1,822	1,814	1,801	1,783	7,390	1,861	1,812	1,846	1,871	6,771	1,771	1,643	1,681	1,676

Methanol production (thousands of tonnes)
North America	127	478	126	125	103	124	445	127	123	93	102	685	108	114	223	240
New Zealand	356	2,281	552	593	601	535	2,133	592	520	447	574	2,410	593	620	607	590
Chile	708	2,932	735	748	743	706	2,783	662	710	708	703	2,912	716	666	778	752

	1,191	5,691	1,413	1,466	1,447	1,365	5,361	1,381	1,353	1,248	1,379	6,007	1,417	1,400	1,608	1,582

Methanol price [2]
($/tonne)	223	155	188	182	138	111	172	115	147	200	225	160	202	187	141	112
($/gallon)	0.67	0.47	0.57	0.55	0.42	0.33	0.52	0.35	0.44	0.60	0.68	0.48	0.61	0.56	0.42	0.34
Per share information
Net income (loss)	$0.60	0.21	(0.24)	0.47	0.12	(0.13)	0.46	(0.10)	(0.15)	0.25	0.43	0.85	0.40	0.35	0.17	(0.06)

1	Sales of product from the Titan Methanol Company plant in Trinidad. Methanex markets 100% of Titan’s production.

2	Produced and purchased product.

METHANEX CORPORATION 2003 FIRST QUARTER REPORT 14